UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice on Issuance of Final Award in the Nobian Arbitration

Item 1

Notice on Issuance of Final Award in the Nobian Arbitration

The Company hereby reports that on March 4, 2021, a final award was rendered ("Award") in the arbitration proceeding conducted between Iberpotash S.A. ("IBP"), a Spanish subsidiary, and AkzoNobel Industrial Chemicals B.V. ("Nobian"), dismissing Nobians' compensation claims. The Arbitral Tribunal determined that the agreement between IBP and Nobian remains in force, that IBP did not breach the agreement and therefore is not liable to Nobian for any damages, but that only Nobian can determine, within reasonable time and in good faith, whether it prefers to terminate the agreement.

Considering the Award, the Company doesn’t expect any material impact on its Financial Statements. The Company continues to assess the implications of the Award and taking into account Nobian's actions, will update accordingly, if required.

For additional information disclosed regarding the arbitration proceedings, see Note 18 to the Company’s Consolidated Annual Financial Statements for 2020 filed on March 2, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: March 8, 2021